UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934 (AMENDMENT NO. 2)

TALEND S.A.

(Name of Subject Company)

TALEND S.A.

(Name of Person(s) Filing Statement)

American Depository Shares, each representing one ordinary share, nominal value €0.08 per share;
Ordinary Shares, nominal value €0.08 per share

(Title of Class of Securities)

874224207

(CUSIP Number of Class of Securities)

Christal Bemont

Chief Executive Officer

Talend S.A.

5-7, rue Salomon de Rothschild

Suresnes, France 92150

+33 (0) 1 46 25 06 00

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Robert Ishii

Patrick Sandor

Wilson Sonsini Goodrich & Rosati, Professional Corporation

One Market Plaza

Spear Tower, Suite 3300

San Francisco, California 94105

(415) 947-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Talend S.A., a société anonyme organized under the laws of France (“Talend” or the “Company”) with the U.S. Securities and Exchange Commission (the “SEC”) on June 11, 2021 (together with any subsequent amendments and supplements thereto, this “Schedule 14D-9”). This Schedule 14D-9 relates to the tender offer by Tahoe Bidco B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organized under the Laws of the Netherlands (“Purchaser”), an indirect subsidiary of Tahoe Ultimate Parent, L.P., a limited partnership organized under the laws of the Cayman Islands (“Parent”) and an affiliate of Thoma Bravo L.P. (“Thoma Bravo”), to acquire all of the outstanding Company Shares for $66.00 per Ordinary Share and $66.00 per ADS (the “Offer Price”) in each case, payable net to the seller thereof in cash, without interest, less any withholding taxes that may be applicable, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 11, 2021 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Ordinary Share Acceptance Form (together with any amendments or supplements thereto, the “Ordinary Share Acceptance Form”) and ADS Letter of Transmittal (together with any amendments or supplements thereto, the “ADS Letter of Transmittal” and, together with the Offer to Purchase, the Ordinary Share Acceptance Form and other related materials, as each may be amended or supplemented from time to time, the “Offer”). The Offer to Purchase, Ordinary Share Acceptance Form and the ADS Letter of Transmittal are filed as Exhibits (a)(1)(A), (a)(1)(B), and (a)(1)(C) hereto, respectively, and are incorporated herein by reference. The Offer is described in a Tender Offer Statement on Schedule TO filed with the SEC on June 11, 2021, by Purchaser (as amended or supplemented from time to time, the “Schedule TO”).

Except as otherwise set forth in this Amendment, the information set forth in this Schedule 14D-9 remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Solicitation/Recommendation Statement or in this Schedule 14D-9.

Item 8.   Additional Information.

Item 8 of this Schedule 14D-9 is amended and supplemented by adding the following information at the end of the section captioned “Certain Shareholder Approvals Required in Connection with the Post-Offer Reorganization”:

The GM was held on July 26, 2021. The shareholders voted on and approved the Post-Offer Reorganization, including the Appointments (subject to conditions precedent), the Demerger and the Merger.

Item 9.	Exhibits.

Item 9 of this Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit thereto:

Index No.

(a)(5)(U) Press Release, first used on July 26, 2021 by Talend S.A. (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Talend S.A. with the SEC on July 26, 2021).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

TALEND S.A.

By:	/s/	Christal Bemont

Name: Christal Bemont

Title: Chief Executive Officer

Dated: July 26, 2021